SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

July 5, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
                   Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”)
Registration Statement on Form SB-2 File No. 333-140129

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 4 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed on June 6, 2007. One of the copies has been marked to show changes from the Registration Statement.

By letter today, the staff of the Securities and Exchange Commission (the “Staff”) issued two additional comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

1.	Please update the disclosure in this section to the latest practicable date.

The Company has updated the information in accordance with the Staff’s comment.

Exhibit 5.1, Legal Opinion of Sichenzia Ross Friedman Ference LLP

2.	Please update this opinion to reflect the reduced number of shares being offered.

An updated legality opinion has been included in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours, /s/ Louis A. Brilleman